Exhibit 99.1
ASX ANNOUNCEMENT
27 May 2022
NOVONIX ANNOUNCES BOARD UPDATE
NOVONIX Limited (ASX: NVX, NASDAQ: NVX, OTC: NVNXF) (“NOVONIX” or “the Company”), a leading battery materials and technology company, today announces that Mr. Trevor St Baker AO has retired from the Board of the Company, effective immediately.
Mr. St Baker advised that he has excessive company Board representations on behalf of the St Baker Energy Innovation Fund (SBEIF).  This relates to a number of the companies in which the SBEIF has invested, including NOVONIX. Mr. St Baker will also be devoting more time to the establishment of a second St Baker Energy Innovation Fund.
Mr. St Baker said: “I am really very pleased to have been able to contribute as a Director of NOVONIX in its exciting establishment as such an important player in the decarbonisation transformation of global energy and transport businesses”.
“I am also excited about the Company’s continuing growth as a significant battery material and energy storage solution provider as these sectors grow to serve these transformations, and my resignation should not reflect any diminution of interest by SBEIF or of the St Baker family in NOVONIX as a serious growth stock in our investment portfolios”, Mr St Baker said.
“The Board of NOVONIX greatly appreciates Trevor’s contribution to the growth and development of NOVONIX, as well as the continued commitment of SBEIF and the St Baker Family as shareholders and investors in NOVONIX,” said Admiral Bob Natter, NOVONIX Chairman. “We have a strong Board succession plan in place, and together we look forward to the continued growth of the company.”
Mr. Chris Hay’s appointment as an Alternate Director for Mr. St Baker since June 2021, ends with Mr St Baker’s retirement.
This announcement has been authorised for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

ABOUT NOVONIX:
NOVONIX Limited is a leading battery technology company with operations in both Canada and the United States.  NOVONIX provides advanced, high-performance materials, equipment, and services for the global lithium-ion battery industry with sales in 14 countries. We develop materials and technologies to support longer-life and lower-cost batteries that are powering us towards a cleaner energy future.
Our NOVONIX Battery Technology Solutions division, based in Halifax, Nova Scotia, Canada, focuses on innovative battery research and development, along with providing advanced battery testing equipment and services on a global scale.
Our NOVONIX Anode Materials division, located in Chattanooga, Tennessee, USA, manufactures our synthetic graphite anode materials used to make lithium-ion batteries which power electric vehicles, personal electronics, medical devices, and energy storage units. To address the growing industry demand, we are working to increase the production capacity to 10,000 metric tons of synthetic graphite per annum (tpa) by 2023, with further targets of 40,000 tpa by 2025 and 150,000 tpa by 2030.
To learn more about NOVONIX, visit us on LinkedIn, on Twitter or www.novonixgroup.com
For NOVONIX Limited:
Stefan Norbom, ir@novonixgroup.com (investors)
Kiki O’Keeffe, media@novonixgroup.com (media)